

July 30, 2015

Via E-mail
Christopher A. Pesch
Executive Vice President, General Counsel, Chief Legal Officer and Secretary
Patriot National, Inc.
401 East Las Olas Boulevard, Suite 1650
Fort Lauderdale, Florida 33301

> **Re:** **Patriot National, Inc.**
> **Form PREM14C**
> **Filed July 21, 2015**
> **File No. 001-36804**

Dear Mr. Pesch:

We have reviewed your filing and have the following comment. Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

General

1. Pursuant to Item 1 of Schedule 14C and Note A of Schedule 14A, please amend your filing to include the financial information required by Item 14(b) and (c) of Schedule 14A. In the alternative, please provide your analysis explaining why this information is not required.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Christina De Rosa at (202) 551-3577, Dan Greenspan at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        Gary Horowitz
        Simpson Thacher & Bartlett LLP
        425 Lexington Avenue
        New York, NY 10017